

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2012

Via E-mail
Robert M. Dutkowsky
Chief Executive Officer
Tech Data Corporation
5350 Tech Data Drive
Clearwater, Florida 33760

> **Re: Tech Data Corporation**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 21, 2012**
> **File No. 000-14625**

Dear Mr. Dutkowsky:

We have reviewed your letter dated September 24, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 11, 2012.

Form 10-K for the Fiscal Year Ended January 31, 2012

Note 13. Commitments and Contingencies

Contingencies, page 57

1.   You redacted your entire response to prior comment 8 pursuant to a request for confidential treatment under Rule 83. Confidential treatment does not appear necessary for the entire response. Please resubmit your paper response and limit your Rule 83 request to only those portions of the response letter that must truly remain confidential. In addition, submit an electronic version of the response letter as CORRESP and include all the non-confidential information in that letter, redact the

information subject to the revised Rule 83 request, and mark the response letter using brackets or other clear markings to indicate the location of the omitted material.

2. We note your discussion regarding the company's conclusions as to the probability of loss for the VAT matters in your response to prior comment 8. Please reconcile such conclusions to your disclosures on page 57 where you state that the outcome could be material to your operating results for any particular period, depending upon the level of income for such period.

3. We note from your disclosures on page 57 that the company estimated the total exposure where the CIDE tax, including interest, may be considered due to be $32 million at January 31, 2012 ($28.4 million as of July 31, 2012). You further state that you believe the chances of success on appeal for this matter are "favorable." However, it remains unclear whether you believe there is a least a reasonable possibility that the company will ultimately have to pay the total estimated amounts disclosed or some other amount, or whether you believe no amounts will be paid. Please revise to clearly state if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for this matter and either disclose an estimate of the additional loss or range of loss or state that such an estimate cannot be made. We refer you to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next Form 10-Q.

4. We further note your response to prior comment 8 as it relates to the other matters in your Brazilian subsidiary. Please revise your disclosures to include a discussion regarding any un-asserted claims or assessments where you have concluded that there is at least a reasonably possibility that a loss may have been incurred and either disclose an estimate of the loss or range of loss or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next Form 10-Q.

You may contact Megan Akst, Staff Accountant at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Jeffery Howells – Tech Data Corporation
      Joe Trepani – Tech Data Corporation